■ EX-99.1
RESPONSE TO THE REQUESTED DISCLOSURE FROM KRX Regarding POSCO’s plan for the construction of the integrated steel mill in Vietnam
POSCO signed MOU with Vinashin, a national shipbuilder, to review the business for the construction of the integrated steel mill in Vietnam on May 23, 2007.
Vinashin decided not to take part in the steel mill project in Vietnam because of the recent Vietnamese economic conditions
POSCO will continue moving forward on the integrated steel mill project despite Vinashin’s not participating.
The Vietnamese Government is currently reviewing the feasibility report that POSCO submitted. When any other decision is made, the disclosure will be made within 6 months.
• Date of related disclosure :	May 17, 2007

May 23, 2007

November 15, 2007

May 14, 2008